Axos Q4 Fiscal 2023 Earnings Supplement

July 27, 2023

NYSE: AX



Loan Growth by Category for Third Quarter Ended June 30, 2023



$ millions

		Q4 FY23	Q3 FY23	Inc (Dec)
Single Family Mortgage & Warehouse	Jumbo Mortgage	$3,924	$3,925	(1)
	SF Warehouse Lending	250	162	88
Multifamily & Commercial Mortgage	Multifamily	2,236	2,245	(9)
	Small Balance Commercial	846	838	8
Commercial Real Estate	CRE Specialty	5,346	4,952	394
	Lender Finance RE	854	842	12
Commercial & Industrial Non-RE	Lender Finance Non-RE	1,696	1,598	98
	Equipment Leasing	116	121	(5)
	Asset-Based Lending	828	736	92
Auto & Consumer	Auto	476	518	(42)
	Unsecured/OD	70	77	(7)
Other		10	6	4
		$16,652	$16,020	$632

Loans

CRE Specialty Detail as of June 30, 2023

Loan Type	Balance (mm)	Weighted Avg. LTV	Non-Performing Loans (mm)
Multifamily	$1,746	41%	$0
SFR	1,059	42	15
Hotel	921	41	0
Office	552	36	0
Industrial	475	43	0
Other	339	36	0
Retail	254	41	0
Total	**$5,346**	**40%**	**$15**



LTV Distribution

- ■ <=50%
- ■ > 50% to 60%
- ■ >60% to 65%
- ■ > 65%

Interest Rate Components of Loan & Lease Portfolio
At June 30, 2023



Mix of Loan Repricing Types



Fixed
7%

Hybrid
34%

Variable
59%

Fixed/Hybrid Years to Maturity / Repricing*



$M

Years	1/2	1	2	3	5	10	20	>20
$M	409	880	2,028	2,993	5,526	6,573	6,583	6,632
	7%	13%	32%	49%	89%	99%	100%	100%

*Excludes SF Warehouse Lending and Equipment Leasing. The years to repricing assumes no loan prepayments and reflects only contractual terms.

Of the fixed and hybrid rate loan balances in our portfolio at June 30, 2023, 49% will reprice within 3 years and 89% will reprice within 5 years

Diversified Deposit Gathering

Approximately 90% of deposits are FDIC-insured or collateralized

- Serves approximately 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
- Software allows servicing of SEC receivers and non-chapter 7 cases

- Full service digital banking, wealth management, and securities trading

- Fiduciary services for trustees
- 1031 exchange firms
- Title and escrow companies
- HOA and property management

- White-label banking



Fiduciary Services $1.0 B
Consumer Direct $9.5 B
Specialty Deposits[2] $1.1 B
Diversified Deposit Gathering Business Lines
Distribution Partners $0.7 B
Axos Securities[1] $1.0 B
Small Business Banking $0.3 B
Commercial / Treasury Management $3.5 B

- Broker-dealer client cash
- Broker-dealer reserve accounts

- Business banking with simple suite of cash management services

- Full service treasury/cash management
- Team enhancements and geographic expansion
- Bank and securities cross-sell

*Deposit balances as of 6/30/23

[1]Excludes approximately $600 million of off-balance sheet deposits

[2]Excludes approximately $700 million of client deposits held at other banks

Axos Advisor Services (AAS) Cash Sorting



Pace of AAS Cash Sorting Decline Has Decelerated

($ in millions)

	Q2 2023	Q3 2023	Q4 2023
	($895)	($383)	($188)

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)

($ in millions)



Allowance for Credit Losses (ACL) by Loan Category as of June 30, 2023



$ millions

	Loan Balance	ACL $	ACL %
Single Family - Mortgage and Warehouse	$4,173.8	$17.5	0.42%
Multifamily & Commercial Mortgage	3,082.2	16.8	0.55%
Commercial Real Estate	6,199.8	72.8	1.17%
Commercial & Industrial Non-RE	2,639.7	46.3	1.76%
Auto & Consumer	546.3	13.2	2.42%
Other	10.2	0.1	0.14%
	$16,652.0	$166.7	1.00%

Loans

Credit Quality ($ millions)

Non-performing Loans Down Slightly from Prior Quarter

3/31/2023	Loans O/S	NPLs	%
Single Family-Mortgage & Warehouse	$4,087.5	$36.2	0.89%
Multifamily and Commercial Mortgage	3,082.8	37.4	1.21
Commercial Real Estate	5,794.3	14.9	0.26
Commercial & Industrial - Non-RE	2,454.8	2.9	0.12
Auto & Consumer	594.6	2.0	0.34
Other	6.3	2.5	39.68
Total	$16,020.3	$95.9	0.60%

6/30/2023	Loans O/S	NPLs	%
Single Family-Mortgage & Warehouse	$4,173.8	$30.7	0.74%
Multifamily and Commercial Mortgage	3,082.2	35.1	1.14
Commercial Real Estate	6,199.8	14.9	0.24
Commercial & Industrial - Non-RE	2,639.7	3.0	0.11
Auto & Consumer	546.3	1.5	0.27
Other	10.2	2.0	19.61
Total	$16,652.0	$87.2	0.52%

Change at 6/30/2023 from 3/31/2023	Loans O/S	NPLs	
Single Family-Mortgage & Warehouse	$86.3	$(5.5)	
Multifamily and Commercial Mortgage	(0.6)	(2.3)	
Commercial Real Estate	405.5	(0.0)	
Commercial & Industrial - Non-RE	184.9	0.1	
Auto & Consumer	(48.3)	(0.5)	
Other	3.9	(0.5)	
Total	$631.7	$(8.7)	

The following tables set forth certain selected financial data concerning the periods and the dates indicated:

AXOS FINANCIAL, INC.
SELECTED CONSOLIDATED FINANCIAL INFORMATION
(Unaudited – dollars in thousands)

	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022
Selected Balance Sheet Data:					
Total assets	$ 20,348,469	$ 19,782,481	$ 18,741,035	$ 18,407,078	$ 17,401,165
Loans—net of allowance for credit losses	16,456,728	15,836,255	15,473,212	15,211,573	14,091,061
Loans held for sale, carried at fair value	23,203	7,920	4,292	9,463	4,973
Loans held for sale, lower of cost or fair value	776	303	455	10,476	10,938
Allowance for credit losses - loans	166,680	161,293	157,218	155,472	148,617
Securities—trading	758	400	372	75	1,758
Securities—available-for-sale	232,350	279,612	248,062	257,634	262,518
Securities borrowed	134,339	87,293	58,846	87,622	338,980
Customer, broker-dealer and clearing receivables	374,074	323,359	272,579	410,842	417,417
Total deposits	17,123,108	16,738,869	15,690,494	15,176,631	13,946,422
Advances from the FHLB	90,000	90,000	100,000	112,500	117,500
Borrowings, subordinated notes and debentures	361,779	334,330	334,077	425,818	445,244
Securities loaned	159,832	114,613	156,008	206,889	474,400
Customer, broker-dealer and clearing payables	445,477	406,092	420,947	500,584	511,654
Total stockholders' equity	1,917,159	1,844,104	1,787,559	1,700,972	1,642,973
Capital Ratios:					
Equity to assets at end of period	9.42 %	9.32 %	9.54 %	9.24 %	9.44 %
Axos Financial, Inc.:					
Tier 1 leverage (to adjusted average assets)	8.96 %	9.29 %	9.06 %	8.98 %	9.25 %
Common equity tier 1 capital (to risk-weighted assets)	10.94 %	10.71 %	10.55 %	9.97 %	9.86 %
Tier 1 capital (to risk-weighted assets)	10.94 %	10.71 %	10.55 %	9.97 %	9.86 %
Total capital (to risk-weighted assets)	13.82 %	13.63 %	13.49 %	12.90 %	12.73 %
Axos Bank:					
Tier 1 leverage (to adjusted average assets)	9.68 %	10.17 %	10.05 %	10.30 %	10.65 %
Common equity tier 1 capital (to risk-weighted assets)	11.63 %	11.55 %	11.28 %	10.87 %	11.24 %
Tier 1 capital (to risk-weighted assets)	11.63 %	11.55 %	11.28 %	10.87 %	11.24 %
Total capital (to risk-weighted assets)	12.50 %	12.40 %	12.13 %	11.71 %	12.01 %
Axos Clearing LLC:					
Net capital	$ 35,221	$ 79,459	$ 60,334	$ 49,183	$ 38,915
Excess capital	$ 29,905	$ 74,377	$ 55,977	$ 42,324	$ 32,665
Net capital as a percentage of aggregate debit items	13.25 %	31.27 %	27.69 %	14.34 %	12.45 %
Net capital in excess of 5% aggregate debit items	$ 21,930	$ 66,755	$ 49,441	$ 32,035	$ 23,290

AXOS FINANCIAL, INC.
SELECTED CONSOLIDATED FINANCIAL INFORMATION
(Unaudited – dollars in thousands, except per share data)

	At or for the Three Months Ended				
	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022
Selected Income Statement Data:					
Interest and dividend income	$ 346,430	$ 307,334	$ 279,588	$ 223,786	$ 184,161
Interest expense	142,676	108,352	79,678	43,311	18,751
Net interest income	203,754	198,982	199,910	180,475	165,410
Provision for credit losses	7,000	5,500	3,500	8,750	6,000
Net interest income after provision for credit losses	196,754	193,482	196,410	171,725	159,410
Non-interest income	32,705	32,246	28,329	27,208	27,100
Non-interest expense	112,456	111,044	107,528	116,087	104,793
Income before income tax expense	117,003	114,684	117,211	82,846	81,717
Income tax expense	29,647	34,834	35,659	24,439	23,821
Net income	$ 87,356	$ 79,850	$ 81,552	$ 58,407	$ 57,896
Per Common Share Data:					
Net income:					
Basic	$ 1.48	$ 1.33	$ 1.36	$ 0.98	$ 0.97
Diluted	$ 1.46	$ 1.32	$ 1.35	$ 0.97	$ 0.96
Adjusted earnings per common share (Non-GAAP)[1]	$ 1.50	$ 1.35	$ 1.38	$ 1.18	$ 1.12
Book value per common share	$ 32.53	$ 31.07	$ 29.79	$ 28.35	$ 27.48
Tangible book value per common share (Non-GAAP)[1]	$ 29.51	$ 28.03	$ 26.74	$ 25.24	$ 24.45
Weighted average number of common shares outstanding:					
Basic	58,981,372	59,930,634	59,999,573	59,854,584	59,665,041
Diluted	59,707,871	60,627,400	60,514,635	60,486,394	60,508,304
Common shares outstanding at end of period	58,943,035	59,355,124	60,000,079	59,998,673	59,777,949
Common shares issued at end of period	69,465,446	69,340,533	69,153,591	69,151,152	68,859,722
Performance Ratios and Other Data:					
Loan originations for investment	$ 2,216,764	$ 1,735,651	$ 2,013,576	$ 2,486,224	$ 3,152,064
Loan originations for sale	$ 95,788	$ 45,200	$ 43,227	$ 70,073	$ 86,873
Return on average assets	1.73 %	1.71 %	1.77 %	1.32 %	1.40 %
Return on average common stockholders' equity	18.60 %	17.42 %	18.71 %	13.91 %	14.13 %
Interest rate spread[2]	3.20 %	3.46 %	3.64 %	3.66 %	3.86 %
Net interest margin[3]	4.19 %	4.42 %	4.49 %	4.26 %	4.19 %
Net interest margin[3] – Banking Business Segment	4.26 %	4.50 %	4.65 %	4.50 %	4.45 %
Efficiency ratio[4]	47.56 %	48.02 %	47.11 %	55.90 %	54.44 %
Efficiency ratio[4] – Banking Business Segment	45.07 %	47.48 %	46.05 %	52.93 %	46.69 %
Asset Quality Ratios:					
Net annualized charge-offs to average loans	0.04 %	0.04 %	0.05 %	0.05 %	0.02 %
Non-performing loans and leases to total loans	0.52 %	0.60 %	0.61 %	0.78 %	0.83 %
Non-performing assets to total assets	0.47 %	0.51 %	0.54 %	0.68 %	0.68 %
Allowance for credit losses - loans to total loans held for investment	1.00 %	1.01 %	1.00 %	1.01 %	1.04 %
Allowance for credit losses - loans to non-performing loans	191.23 %	168.12 %	165.51 %	129.04 %	125.74 %

[1] See "Use of Non-GAAP Financial Measures" herein.
[2] Interest rate spread represents the difference between the annualized weighted average yield on interest-earning assets and the annualized weighted average rate paid on interest-bearing liabilities.
[3] Net interest margin represents annualized net interest income as a percentage of average interest-earning assets.
[4] Efficiency ratio represents non-interest expense as a percentage of the aggregate of net interest income and non-interest income.

Use of Non-GAAP Financial Measures

In addition to the results presented in accordance with GAAP, this earnings supplement includes non-GAAP financial measures such as adjusted earnings, adjusted earnings per diluted common share, and tangible book value per common share. Non-GAAP financial measures have inherent limitations, may not be comparable to similarly titled measures used by other companies and are not audited. Readers should be aware of these limitations and should be cautious as to their reliance on such measures. Although we believe the non-GAAP financial measures disclosed in this report enhance investors' understanding of our business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.

We define "adjusted earnings", a non-GAAP financial measure, as net income without the after-tax impact of non-recurring acquisition-related costs and other costs (unusual or non-recurring charges). Adjusted earnings per diluted common share ("adjusted EPS"), a non-GAAP financial measure, is calculated by dividing non-GAAP adjusted earnings by the average number of diluted common shares outstanding during the period. We believe the non-GAAP measures of adjusted earnings and adjusted EPS provide useful information about the Company's operating performance. We believe excluding the non-recurring acquisition related costs and other costs (unusual or non-recurring) provides investors with an alternative understanding of Axos' core business.

Below is a reconciliation of net income, the nearest compatible GAAP measure, to adjusted earnings and adjusted EPS (Non-GAAP) for the periods shown:

(Dollars in thousands, except per share amounts)		June 30, 2023		March 31, 2023		December 31, 2022		September 30, 2022		June 30, 2022
Net income	$	87,356	$	79,850	$	81,552	$	58,407	$	57,896
Acquisition-related costs		2,779		2,846		2,590		2,734		2,745
Other costs[1]		—		—		—		16,000		10,975
Income taxes		(704)		(864)		(788)		(5,526)		(4,000)
Adjusted earnings (non-GAAP)	$	89,431	$	81,832	$	83,354	$	71,615	$	67,616
Average dilutive common shares outstanding	$	59,707,871	$	60,627,400	$	60,514,635	$	60,486,394	$	60,508,304
Diluted EPS	$	1.46	$	1.32	$	1.35	$	0.97	$	0.96
Acquisition-related costs	$	0.05	$	0.04	$	0.04	$	0.04	$	0.05
Other costs[1]	$	—	$	—	$	—	$	0.26	$	0.18
Income taxes	$	(0.01)	$	(0.01)	$	(0.01)	$	(0.09)	$	(0.07)
Adjusted EPS (Non-GAAP)	$	1.50	$	1.35	$	1.38	$	1.18	$	1.12

[1] Other costs for the three months ended September 30, 2022 reflect an accrual in the first quarter of 2023 as a result of an adverse legal judgement that has not been finalized. Other costs for the three months ended June 30, 2022 reflect a charge due largely to a one-time resolution of a contractual claim.

We define "tangible book value", a non-GAAP financial measure, as book value adjusted for goodwill and other intangible assets. Tangible book value is calculated using common stockholders' equity minus mortgage servicing rights, goodwill and other intangible assets. Tangible book value per common share, a non-GAAP financial measure, is calculated by dividing tangible book value by the common shares outstanding at the end of the period. We believe tangible book value per common share is useful in evaluating the Company's capital strength, financial condition, and ability to manage potential losses.

Below is a reconciliation of total stockholders' equity, the nearest compatible GAAP measure, to tangible book value per common share (non-GAAP) as of the dates indicated:

(Dollars in thousands, except per share amounts)		June 30, 2023		March 31, 2023		December 31, 2022		September 30, 2022		June 30, 2022
Common stockholders' equity	$	1,917,159	$	1,844,104	$	1,787,559	$	1,700,972	$	1,642,973
Less: mortgage servicing rights, carried at fair value		25,443		25,396		25,526		26,373		25,213
Less: goodwill and other intangible assets		152,149		154,928		157,585		160,429		156,405
Tangible common stockholders' equity (Non-GAAP)	$	1,739,567	$	1,663,780	$	1,604,448	$	1,514,170	$	1,461,355
Common shares outstanding at end of period		58,943,035		59,355,124		60,000,079		59,998,673		59,777,949
Book value per common share	$	32.53	$	31.07	$	29.79	$	28.35	$	27.48
Less: mortgage servicing rights, carried at fair value per common share	$	0.44	$	0.43	$	0.43	$	0.44	$	0.42
Less: goodwill and other intangible assets per common share	$	2.58	$	2.61	$	2.62	$	2.67	$	2.61
Tangible book value per common share (Non-GAAP)	$	29.51	$	28.03	$	26.74	$	25.24	$	24.45

Contact Information

**Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
Andy Micheletti, EVP of Finance**

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com